Exhibit 99.4

LEAPFROG ENTERPRISES, INC.

STOCK OPTION EXCHANGE PROGRAM

FREQUENTLY ASKED QUESTIONS (FAQ)

March 28, 2008

General Information

The following employee FAQ was prepared to address common questions that you may have about our proposed stock option exchange program (the “Option Exchange Program”). The Option Exchange Program is subject to stockholder approval at our annual meeting of stockholders, scheduled for June 5, 2008.

The information in this FAQ is based on the information contained in our preliminary proxy statement which will, in final form be sent to stockholders. Even if the stockholders approve the program, the board of directors has the discretion to terminate or postpone the Option Exchange Program, at any time either before launching the program or at any time before the program expires. The information in this employee FAQ is as of March 28, 2008, and does not contain complete details about the Option Exchange Program. We will send more information to you when we file the Schedule TO (Tender Offer) with the Securities and Exchange Commission (“SEC”). You can access a copy of our preliminary proxy statement at www.sec.gov.

Due to SEC regulations on communications regarding proxy votes and tender offers, we cannot advise you as to whether or not it makes sense for you to exchange your options.

1.	Why does LeapFrog intend to offer the Employee Option Exchange Program to employees?

We believe that an effective and competitive employee incentive program is critical for the future growth and success of our business. We rely heavily on the specialized skills and expertise that you all bring to LeapFrog to implement our strategic initiatives, expand and develop our business, and satisfy customer needs. LeapFrog, like many companies, uses stock options as a means of attracting, motivating and retaining high performing employees, particularly at the Director level and above. At LeapFrog, stock options constitute a key part of our incentive and retention programs because we believe (as does our board of directors) that equity compensation encourages us to act like owners of the business, motivating us to work toward our success and rewarding our contributions by allowing us to benefit from increases in the value of our shares.

Many of our employees now hold stock options with exercise prices significantly higher than the current market price of our Class A common stock. Although we continue to believe that stock options are an important component of our employees’ total compensation, many of our employees view their existing options as having little or no value due to the difference between the exercise prices and the current market

Stock Option Exchange Program—Frequently Asked Questions

March 28, 2008

price of our common stock. As a result, for many employees, these options are ineffective at providing the necessary incentives and retention value. We believe the Option Exchange Program addresses these issues by providing a way for eligible employees to exchange their out-of-the-money stock options for options that are closer to our current trading price, if they choose to do so.

2.	When would the Option Exchange Program take place?

We are planning on commencing the Option Exchange Program on or around May 8, 2008. From the time the Option Exchange Program commences, eligible employees will be given at least 20 business days to make an election to cancel all or a portion of their eligible options. If our stockholders approve the Option Exchange Program the new options will be issued promptly following the closing of the Option Exchange Program, which we expect will be on June 6, 2008.

Employees should keep in mind that even if the Option Exchange Program is approved by our stockholders on June 5, 2008, our board of directors retains the authority, in its sole discretion, to terminate or postpone the program, at any time prior to the closing of the Option Exchange Program, and to exclude certain eligible options or eligible employees from participating in the Option Exchange Program due to tax, regulatory or accounting reasons or because participation would be inadvisable or impractical.

3.	Who would be eligible to participate in the Option Exchange Program?

The Option Exchange Program will be open to all of our employees, including our executive officers and employees of our international offices where practical, who hold eligible options (“Eligible Employees”). We may exclude employees in certain non-U.S. jurisdictions from the Option Exchange Program if, for any reason we believe that their participation would be inadvisable or impractical. To be eligible, an employee must be employed by us at the time the Option Exchange Program commences. Additionally, an Eligible Employee who surrenders his or her eligible options for exchange must be an employee on the date the new options are granted in order to receive the new options.

4.	What options are eligible for exchange under the Option Exchange Program and what would I receive if I participate in the program?

Under the Option Exchange Program, Eligible Employees would be able to elect to exchange outstanding eligible options to purchase shares of our Class A common stock for new stock options (the “New Options”). “Eligible Options” are options with an exercise price per share greater than the higher of (a) $7.50 or (b) $0.25 above the price of our Class A common stock as reported on the NYSE for the business day prior to the date on which we close the exchange offer (the “Adjusted Market Price”).

If you were granted stock options that had tiered exercise pricing, meaning that a portion of the stock options were granted with exercise prices set at a premium approximately 1/3rd or 2/3rd higher than the fair market value at the time of grant (“Tiered Options”), you will be allowed to exchange Tiered Options only if the lowest exercise price in the tier (i.e. the option granted with no premium) is greater than the higher of $7.50 or the Adjusted Market Price.

Stock Option Exchange Program—Frequently Asked Questions

March 28, 2008

Each New Option will have: (1) an exercise price per share equal to the higher of $7.50 or the Adjusted Market Price, (2) the same expiration date as the tendered Eligible Option and (3) the same vesting schedule as the tendered Eligible Option, except that the vesting schedule for any options that are already vested or that will vest within 12 months of the closing date of the exchange offer will be reset such that those options will vest upon the 12-month anniversary of the closing date of the exchange offer. (See Question 9 for vesting example)

5.	Why would only options with an exercise price equal to or greater than $7.50 per share be eligible for exchange?

We believe that options that are only slightly out-of-the-money continue to provide valuable incentives for employees. We set the $7.50 “floor” to provide significant benefits to employees while providing a reasonable proposal to stockholders who must approve the program.

6.	If I participate in the Option Exchange Program, how many New Options would I receive?

In the proposed exchange offer, Eligible Employees would be offered a one-time opportunity to exchange their Eligible Options for a lesser number of New Options based upon a specified methodology for determining exchange ratios. We will be using an industry standard option valuation model to determine the actual exchange ratios used in the Option Exchange Program.

The following table shows a hypothetical example of the exchange ratios that could be applied to calculate the number of shares subject to New Options to be granted in exchange for surrendered Eligible Options. The exchange ratios set forth in the table were calculated based on the assumption that the exercise price of the New Options is $7.50 per share, the market price is $7.00 per share and using exchange ratios that result in the fair value of the New Options being equal to the fair value of the Eligible Options surrendered based on valuation assumptions made as of the close of the Option Exchange Program.

Eligible Option Exercise Price Range	Hypothetical Average Exchange Ratio (Shares Underlying Eligible Options to Shares Underlying New Options)
$7.51 - $9.99	1.25 to 1
$10.00 - $10.49	1.48 to 1
$10.50 - $12.49	1.67 to 1
$12.50 - $14.99	1.82 to 1
$15.00 and above	2.39 to 1
Total	1.66 to 1

Stock Option Exchange Program—Frequently Asked Questions

March 28, 2008

Although the table above uses ranges for exercise prices and ratios, the actual exchange ratios will be a set number based on the specific exchange price determined at the close of the NYSE on the day prior to the close of the exchange offer. New Options granted in accordance with the actual exchange ratios will be rounded down to the nearest whole share on a grant-by-grant basis. Adjustments to any of the assumptions used to calculate the information in the above table will result in a change to the number of New Options that may be granted under the Option Exchange Program.

7.	Why isn’t the exchange ratio 1 to 1 for all eligible options?

We believe the exchange ratios must balance the interests of both our employees and our stockholders, and as a result, in order to make the program more attractive to our stockholders, we have designed it to be “value for value.” This means that the exchange ratios used to determine the number of New Options that will be granted in exchange for Eligible Options surrendered will be calculated to result in the fair value of Eligible Options surrendered being approximately equal to the fair value of the New Options replacing the surrendered options. By calculating the exchange ratios in such a manner, we do not expect to recognize any significant incremental compensation expense for financial reporting purposes as a result of the Option Exchange Program. The actual exchange ratios will be determined with the help of third-party experts and on the basis of an industry standard option valuation model.

8.	What would my new exercise price be?

Each New Option will have an exercise price per share equal to the higher of (i) $7.50 or (ii) $0.25 above the price of our Class A common stock as reported on the NYSE for the business day prior to the date on which we close he exchange offer (we have defined this price as the “Adjusted Market Price”).

If an Eligible Employee elects to exchange eligible Tiered Options, the exercise prices of the New Options will reflect the same premiums applied to the exercise prices of the surrendered Tiered Options and in the same proportions as the surrendered Tiered Options. For example, if the Adjusted Market Price is $8.50 and an Eligible Employee exchanges Tiered Options with a base price of $9.33 and premium prices of $12.41 and $15.49 (33% and 66% premiums, respectively), the New Options issued in exchange for the Tiered Options will have exercise prices of $8.50, $11.31, and $14.11 respectively.

Stock Option Exchange Program—Frequently Asked Questions

March 28, 2008

9.	What would be the vesting schedule of the New Options?

Each New Option will have the same vesting schedule as the tendered Eligible Option, except that the vesting schedule for any options that are already vested or that will vest within 12 months of the closing date of the exchange offer will have their vesting reset such that those options will vest upon the 12-month anniversary of the closing date of the exchange offer. Below is an example which assumes that the Option Exchange Program closes on June 6, 2008:

Original Vesting Date of the Eligible Options Exchanged	Vesting Date of the New Options
Already vested	June 6,2009
May 10, 2009	June 6, 2009
July 20, 2009	July 20, 2009
August 15, 2010	August 15, 2010

10.	When would I receive my New Options?

Our stockholders must approve the Option Exchange Program before we can close the offer to exchange and issue the New Options. Assuming the Option Exchange Program is approved by our stockholders at the stockholder meeting to be held on June 5, 2008, we expect to issue the New Options no more than 30 days after the stockholder meeting.

11.	Do I have to participate in the Option Exchange Program?

Participation in the Option Exchange Program is completely voluntary. If you choose not to participate, you would keep all your options, including your Eligible Options, and would not receive any New Options under the Option Exchange Program. No changes will be made to the terms of your current options.

12.	Why would I have to give up my old options? Can’t LeapFrog just grant new options at the current price?

We designed the Option Exchange Program to avoid the dilution in ownership to our stockholders that would result if we granted employees additional options to supplement their out-of-the-money options. In addition, many stockholders consider our “overhang” (the ratio of our outstanding options to total outstanding shares) to be high. If we were simply to issue new stock options, we would make this problem worse and we would also decrease our reported earnings, which could negatively impact our stock price.

13.	If I choose to participate in the Option Exchange Program can I exchange partial grants?

Except in rare cases, if you elect to exchange any options, you would be required to exchange all of the options from the same grant.

14.	Can I exchange options that are already vested or about to vest?

Yes, although all options that are vested or have less than one year left to vest will be “re-started” with a minimum of one year to vest.

Stock Option Exchange Program—Frequently Asked Questions

March 28, 2008

15.	What if I leave LeapFrog after the program begins but before my New Options are issued?

To receive New Options you would need to be employed by LeapFrog at the time the Option Exchange Program is launched and at the time the New Options are granted. If you elect to participate in the Option Exchange Program and your employment terminates for any reason before the New Options are granted, you would not receive any New Options. In that case, you would then have the earlier of three months after your termination date or the expiration date listed in your grant notice to exercise your old options to the extent they were exercisable at the time of termination.

16.	Does LeapFrog recommend that employees participate in the program, if approved?

LeapFrog is providing as much information as possible to assist you to make your own informed decision. You may seek your own outside legal counsel, accountant and/or financial advisor for further advice. No one from LeapFrog is, or will be, authorized to provide you with advice, recommendations or additional information in this regard.

17.	Would I owe taxes if I participate in the program?

We believe the exchange of Eligible Options should be treated as a non-taxable exchange and no income should be recognized for U.S. federal or state income tax purposes upon grant of the New Options; however the tax consequences of the Option Exchange are not entirely certain. The tax consequences for participating International employees may differ from the U.S. federal income tax consequences. We will provide additional information about taxes for non-U.S. employees if the Exchange is approved. We recommend that you consult your own accountant or financial advisor for additional information about your personal tax situation.

18.	If the New Options granted to me end up being out-of-the-money, would LeapFrog offer another Option Exchange Program to its employees?

We do not anticipate implementing another Option Exchange Program.

19.	Where can I get more information about the Employee Option Exchange Program?

a.	You can access a copy of our preliminary proxy statement at www.sec.gov.

b.	Additional information will be sent to you when we file the Schedule TO (Tender Offer) with the SEC.

c.	For clarifications about how this program will work please see Peter Wong, Bill Chiasson, Hilda West or Cathy Peloquin.

Stock Option Exchange Program—Frequently Asked Questions

March 28, 2008

The tender offer described in this notice has not yet commenced. Persons who are eligible to participate in the Stock Option Exchange Program should read the Tender Offer Statement on Schedule TO, including the Offer to Exchange and other related materials, when those materials become available because they will contain important information about the Stock Option Exchange Program. LeapFrog Enterprises, Inc. will file the Tender Offer Statement on Schedule TO with the Securities and Exchange Commission upon the commencement of the Stock Option Exchange Program. LeapFrog Enterprises, Inc. stockholders and option holders will be able to obtain these written materials and other documents filed by LeapFrog Enterprises, Inc. with the Securities and Exchange Commission free of charge from the Securities and Exchange Commission’s website at www.sec.gov.